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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM N-17f-2

               Certificate of Accounting of Securities and Similar
                         Investments in the Custody of
                        Management Investment Companies

                   Pursuant to Rule 17f-2 [17 CRF 270.17f-2]

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1. Investment Company Act File Number:              Date examination completed:

   811-9104                                         January 30, 2004
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2. State Identification Number:
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AL             AK             AZ             AR             CA             CO
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CT             DE             DC             FL             GA             HI
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ID             IL             IN             IA             KS             KY
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LA             ME             MD             MA             MI             MN
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MS             MO             MT             NE             NV             NH
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NJ             NM             NY             NC             ND             OH
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OK             OR             PA             RI             SC             SD
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TN             TX             UT             VT             VA             WA
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WV             WI             WY             PUERTO RICO
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Other (specify):

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3. Exact name of investment company as specified in registration statement:

   WHITEROCK PORTFOLIO INVESTORS, L.L.C.
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4. Address of principal executive office (number, street, city, state, zip code):

   825 N.E. Multnomah, Suite 1600, Portland OR 97232-4116
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INSTRUCTIONS

This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

         THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

[LOGO]ERNST & YOUNG           o Ernst & Young LLP        o Phone: (214) 969-8000
                                Suite 1500                 Fax: (214) 969-8587
                                2121 San Jacinto Street    Telex: 6710375
                                Dallas, Texas 75201        www.ey.com

                        Report of Independent Accountants

The Members
WhiteRock Portfolio Investors, L.L.C.:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that WhiteRock Portfolio Investors, L.L.C. (the "Company") complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 (the "Act") as of October 31, 2003. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of October 31, 2003:

      o Confirmation of all cash held by the JP Morgan Chase Bank as of October 31, 2003 in the name of the Company without prior notice to management.

      o Physical inspection of the partnership agreements and any amendments thereto of Lone Star Opportunity Fund, L.P. and Brazos Fund, L.P. to determine the investment percentage of the Company in these partnerships without prior notice to management.

      o Confirmation of the Company's ownership percentage in Lone Star Opportunity Fund, L.P. and Brazos Fund, L.P. with the general partner of each fund who is responsible for maintaining the books and records of each fund without prior notice to management.

      o Reconciliation of all investment accounts to the Company's books and records and the Fund Manager.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that WhiteRock Portfolio Investors, L.L.C. complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2003 with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Directors of the Company, management and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

                                                Ernst & Young LLP

January 30, 2004

                    A Member Practice of Ernst & Young Global

                      WHITEROCK PORTFOLIO INVESTORS, L.L.C.
                          717 North Harwood, Suite 2200
                              Dallas, Texas 75201

                                 30 January 2004

    Management Statement Regarding Compliance with Certain Provisions of the
                         Investment Company Act of 1940

We, as members of management of WhiteRock Portfolio Investors, L.L.C. (the "Company"), are responsible for complying with the requirements of subsections
(b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of 31 October 2003, and from 30 September 2003 through 31 October 2003.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of 31 October 2003, and from 30 September 2003 through 31 October 2003 with respect to securities reflected in the investment account of the Company.

WhiteRock Portfolio Investors, L.L.C.


BY     /s/ Steven R. Shearer
  -------------------------------
     Steven R. Shearer
     President

Date: 1/30/04